UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

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                              OSI PHARMACEUTICALS INC
                                 (Name of issuer)

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                         Common Stock, par value $0.01 per share
                          (Title of Class of Securities)

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                                   671040103
                                (CUSIP Number)

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                                  Mike Villani
                              Tiresias Capital Ltd
                            Rue de la Croix d Or 7
                                  1204 Geneva
                                  Switzerland
                (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                May 19, 2010
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          (Date of Event which Requires Filing of this Statement)

 CUSIP No. 671040103
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 1. Names of Reporting Persons. I.R.S. Identification Nos.
 of above persons (entities only).
    Tiresias Capital Ltd
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 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [   ]
    (b) [X]
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3. SEC Use Only
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4. Source of Funds (See Instructions)

   OO
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5. Check if Disclosure of Legal Proceedings Is Required
   Pursuant to Items 2(d) or 2(e) [  ]
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6. Citizenship or Place of Organization
   Cayman Islands
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               7. Sole Voting Power 4,684,853
 Number of-------------------------------------
 Shares
 Beneficially  8. Shared Voting Power  0
 Owned by--------------------------------------------
 Each
 Reporting     9. Sole Dispositive Power 4,684,853
 Person------------------------------------------------------------------------

10. Shared Dispositive Power 0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person       4,684,853
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CUSIP No. 671040103

12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions) [  ]

13. Percent of Class Represented by Amount in Row (11) 7.65%
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 14. Type of Reporting Person (See Instructions)

     IA


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

CUSIP No. 671040103


Item 1. Security and Issuer

This statement on Schedule 13D (this 'Schedule') relates to the common stock, par value $0.01 per share
(the 'Common Stock') of OSI Pharmaceuticals, Inc.
(the 'Company'). The principal executive offices of the Company are located at Tiresias Capital Limited, dms Place, 3rd Floor, 18 Fort Street, PO Box 31910,
George Town, Grand Cayman, KY1-1208, Cayman Islands.


Item 2. Identity and Background

This Statement is being filed solely by Tiresias
Capital Ltd, a Cayman domiciled Limited Company which acts as investment manager for institutional clients, none of which own more than 5% of the subject security.
This Statement is being filed by Tiresias Capital Ltd with respect to 4,684,853 shares of Common stock directly owned by the Institutional clients. The sole shareholder of Tiresias Capital Ltd is Mr Lars Wind.
The directors of Tiresias Capital Ltd are Alison Simpson
(British citizen) George Thomas (US Citizen) and Thierry
Nakache (French citizen) with their addresses c/o Tiresias
Capital Ltd, dms Place,  3rd Floor, 18 Fort Street,
PO Box 31910, George Town, Grand Cayman, KY1-1208,
Cayman Islands).


None of the above own any of the subject securities nor to the knowledge of the Reporting Persons have during the last five years been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

All funds to acquire the shares were provided from the client accounts.

CUSIP No. 671040103


Item 4. Purpose of Transaction

The Shares reported herein were acquired by Tiresias
Capital Ltd on behalf of its institutional clients for investment purposes and not with a view towards changing or influencing control of the Issuer. The Issuer is subject to a Tender Offer to acquire all outstanding shares of the Issuer by Ruby Acquisition, Inc., a wholly-owned subsidiary of Astellas US Holding, Inc. as of March 1, 2010. Since some of the Shares were acquired following the public announcement of the tender offer, under interpretations of the Staff of the Securities and Exchange Commission, the Reporting Person may be deemed to have acquired the Shares in connection with the proposed takeover. The Reporting Person reserve the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed of, such securities, derivatives or other instruments at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors. Except as set forth herein, the Reporting
Person do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



Item 5. Interest in Securities of the Issuer
(a) and (b) The responses to items 7 to 10 of the cover page of this Schedule 13D is hereby incorporated by reference in response to 5 (a) and 5 (b).


(c) Information concerning transactions in the Shares during the past sixty days effected by the Accounts for which the Reporting Person has management and discretionary authority is set forth in Schedule I hereto and is incorporated herein by reference.


(d) No person other than the client accounts has the right to receive proceeds of the dividends of the securities being reported on.

(e) n/a

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CUSIP No. 671040103


                                SCHEDULE 1
         TRANSACTIONS IN THE PAST SIXTY DAYS BY THE ACCOUNTS

Unless otherwise indicated, each of the transactions described below was effected for cash on the NASDAQ.

Date	Purchase/Sale	Number of Shares    Price per Share
4/14/10	Purchase	23,850	            $60.02
4/16/10	Sell	        -15,000	            $55.00
4/19/10	Sell	        -18,000	            $59.86
4/19/10	Sell	        -25,000	            $59.92
4/19/10	Sell	        -85,000	            $59.28
5/5/10	Sell	        -25,000	            $58.57
5/5/10	Sell	        -49,350	            $58.46
5/11/10	Purchase	100,000	            $57.42
5/17/10	Purchase	450,000	            $57.34
5/17/10	Purchase	190,783	            $57.35
5/17/10	Purchase	100,000	            $57.34
5/18/10	Purchase	50,000	            $57.35
5/18/10	Purchase	25,000	            $57.35
5/19/10	Purchase	200,000	            $57.35
5/19/10	Purchase	1,004,570	    $57.35
5/20/10	Purchase	750,000	            $57.33
5/20/10	Purchase	600,000	            $57.36
5/20/10	Purchase	1,108,000	    $57.32
5/21/10	Purchase	100,000	            $57.50



Item 6. n/a

Item 7. n/a

                                 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Date  28/05/10

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Signature   /s/    MIKE VILLANI

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Name/Title  Mr Mike Villani, Chief Financial Officer